UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cleantech Solutions International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

18451N303

(CUSIP Number)

YSK 1860 Co., Limited

Villa Cornwall, 85 Castle Peak Road, N.T., Hong Kong

Tel: (0852) 31060372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  18451N303

1.           Names of Reporting Person:     YSK 1860 Co., Limited

I.R.S. Identification Nos. of above persons (entities only):  N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)   ☐

              (b)   ☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    Hong Kong

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 416,249

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 416,249

10.	Shared Dispositive Power: 0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  416,249

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):  29.4% (1)

14.         Type of Reporting Person (See Instructions):      CO

(1)	Based on 1,415,441 shares of common stock of the Issuer outstanding as of April 27, 2017.

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CUSIP No.  18451N303

1.           Names of Reporting Person:    Deborah Wai Ming Yuen

I.R.S. Identification Nos. of above persons (entities only):  N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   ☐

             (b)   ☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    Hong Kong

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 416,249

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 416,249

10.	Shared Dispositive Power: 0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  416,249

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):  29.4%(1)

14.         Type of Reporting Person (See Instructions):      IN

(1)	Based on 1,415,441 shares of common stock of the Issuer outstanding as of April 27, 2017.

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ITEM 1.         SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Cleantech Solutions International, Inc., a Nevada corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal office is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

This Schedule 13D is being filed by YSK 1860 Co., Limited, a limited liability company organized under the laws of Hong Kong (“YSK”), and Deborah Wai Ming Yuen, who owns 100% of the outstanding ordinary shares of YSK. Ms. Yuen is the wife of Thomas Tin Chi Chan, the sole director of YSK. YSK and Deborah Wai Ming Yuen are collectively referred to as the “Reporting Persons” and each as a “Reporting Person.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 7.1.

(b)	Residence or Business Address:

Villa Cornwall, 85 Castle Peak Road, N.T., Hong Kong

(c)	Present Principal Occupation and Employment:

YSK is a company formed under the laws of Hong Kong. As a privately held investment company, YSK’s investment portfolio covers a wide range of sectors, from traditional construction, real estate and trading to entertainment and the internet. Deborah Wai Ming Yuen is an entrepreneur and founder of ECrent Worldwide Company Limited.

(d)	Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

See Item 2(a).

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 20, 2017, a Share Purchase Agreement (such agreement, together with subsequent amendments, the “Purchase Agreement”) was entered into by and among YSK and certain affiliate shareholders of the Issuer (collectively, the “Sellers,”) pursuant to which YSK was to purchase from the Sellers a total of 416,249 shares of the Company’s common stock for a total purchase price of $970,000. The transactions contemplated by the Purchase Agreement closed on April 27, 2017. The source of the reporting fund is personal funds.

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Pursuant to the Purchase Agreement, effective March 20, 2017, Lau Ping Kee, a nominee of YSK, was elected as a director of the Company to fill the vacancy left by the resignation of Baowen Wang. The Sellers also agreed to certain post-closing covenants, including that, as long as any Seller or any of their affiliates own any shares of the Company’s common stock, to vote in favor of all proposals recommended by the Company’s board of directors on matters to be voted following the closing by the Company’s shareholders. Additionally, certain Sellers, Mr. Jianhua Wu and Ms. Lihua Tang, will continue to manage daily operations of the Company’s subsidiaries and assume all obligations and liabilities in connection the operations of the Company’s subsidiaries post-closing. The Sellers agreed to certain other post-closing covenants in relation to operating the Company’s business in its ordinary course, including but not limited to, providing monthly financial reports to YSK, paying taxes and debt obligations on a timely basis and refraining from consummating mergers, acquisitions or sales of assets. In addition, Mr. Jianhua Wu executed a personal guarantee, pursuant to which Mr. Wu has agreed to guarantee the Seller’s indemnification obligations under the Purchase Agreement for up to $970,000. Such indemnification obligations include, among other matters, indemnification of: (i) all losses of the Purchaser resulting from Sellers’ breach of the Purchase Agreement or related transaction documents and any action initialed against the Purchaser or its affiliates by a shareholder of the Company, (ii) losses incurred by the Purchaser, its affiliates or the Company in connection with obligations or activities of the Company’s subsidiaries until the Sellers and/or their affiliates no longer manage such subsidiaries and (iii) taxes and related liabilities related to the Company or any of its subsidiary that are payable or incurred by the Purchase, the Company or any of its subsidiary within 7 years from the closing of transactions contemplated by the Purchase Agreement.

ITEM 4.         PURPOSE OF TRANSACTION

The securities of the Issuer were acquired by the Reporting Persons as set forth in Item 4 of this Schedule, which is incorporated by reference herein.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Persons currently own 416,249 shares of the Company’s common stock. Shares beneficially owned by the Reporting Persons account for 29.4% of the Company’s outstanding common stock.
(b)	The Reporting Persons hold the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of the securities listed under item 5(a).
(c)	Other than the transactions described herein, there has been no other transactions concerning the securities of the Company that were effected by the Reporting Persons during the past sixty (60) days.
(d)	None.
(e)	Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 of the Schedule, there are no contracts, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1	Joint Filing Agreement
Exhibit 7.2	Share Purchase Agreement
Exhibit 7.3	Individual Guarantee

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 05/08/2017	YSK 1860 Co., Limited

	By:	/s/ Tin Chi Chan
	Name:	Tin Chi Chan
	Title:	Director

/s/ Deborah Wai Ming Yuen
Deborah Wai Ming Yuen

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